Cagle's-Keystone Foods LLC

Financial Statements

for the 52-Week Period Ended December 27, 2003

Unaudited

CAGLE'S-KEYSTONE FOODS LLC
BALANCE SHEETS - Unaudited
(Dollars in thousands)

December 27, 2003
ASSETS
CURRENT ASSETS:
Cash	$ 3,397
Accounts receivable	8,423
Receivables-related party	4,677
Inventory	17,956
Prepaid and other current assets	212
-----------------
Total current assets	34,665

INVESTMENTS IN AND ADVANCES
TO AFFILIATED ENTITIES	464
PROPERTY, PLANT, AND EQUIPMENT:
Land	2,199
Buildings and improvements	57,397
Machinery and equipment	27,211
Furniture and fixtures	1,005
Construction in progress	289
-----------------
88,101
Less accumulated depreciation	-28,375
-----------------
Property, plant, and equipment net	59,726

OTHER ASSETS	3,107
-----------------
TOTAL	$ 97,962

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	$ 7,500
Debt-related party	16,976
Accounts payable	7,881
Accounts payable-related party	244
Accrued expenses	4,726
-----------------
Total current liabilities	37,327

LONG-TERM DEBT	47,063
OTHER LONG-TERM LIABILITIES	2,549
-----------------
Total liabilities	86,939

MEMBERS' EQUITY	11,023
-----------------
TOTAL	$ 97,962

See notes to financial statements.

STATEMENTS OF OPERATIONS- Unaudited
(Dollars in thousands)
52-Week Period Ended
December 27, 2003
NET SALES	$ 218,038
TOTAL COST OF PRODUCT SOLD	189,124
SELLING, GENERAL, AND ADMINISTRATIVE	7,338
DEPRECIATION AND AMORTIZATION	9,154
------------
OPERATING INCOME	12,422

OTHER INCOME (EXPENSES):
Interest-net of interest income	(2,198)
Interest-related party	(377)
Other-net	(61)
Equity in income of affiliates	269
------------
NET INCOME	$ 10,055

See notes to financial statements.

CAGLE'S-KEYSTONE FOODS LLC
STATEMENTS OF MEMBERS' EQUITY
(Dollars in thousands) - Unaudited
	Executive	Cagle's,
	Holdings L.P.	Inc.	Total
BALANCE-December 28, 2002	$ 4,636	$ 1,986	$ 6,622

Net income	7,039	3,016	10,055
Other comprehensive income:
Net change in fair value of:
Interest rate hedge of company-
GA/KY Fundco LLC	5	3	8
Interest rate hedge of Cagle Foods
Credit, L.L.C.- equity method
investment	41	18	59

Total comprehensive income	7,085	3,037	10,122

Distributions to members	(4,005)	(1,716)	(5,721)

BALANCE-December 27, 2003	7,716	3,307	11,023

See notes to financial statements.

CAGLE'S-KEYSTONE FOODS LLC
STATEMENTS OF CASH FLOWS - Unaudited
(Dollars in thousands)
52-Week Period Ended
December 27, 2003
OPERATING ACTIVITIES:
Net income	$ 10,055
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,154
Loss on sale of equipment	39
Equity in income of affiliates	(269)
Dividends received from affiliates	118
Changes in operating assets and liabilities:
Accounts receivable-net	6,173
Inventories	(5,985)
Accounts payable and accrued liabilities	(2,289)
Other	2,585
Net cash provided by operating activities	19,581

INVESTING ACTIVITIES:
Investments in and advances to affiliates	523
Purchases of property, plant, and equipment	(2,464)
Proceeds from sale of property, plant, and equipment	83
Other assets and liabilities	(4)
Net cash used in investing activities	(1,862)

FINANCING ACTIVITIES:
Net payments under revolving lines of credit	(12,000)
Principal payments on long-term debt	(8,817)
Loan fees	(245)
Debt-related party	11,510
Distributions to members	(5,721)
Net cash used in financing activities	(15,273)

NET INCREASE (DECREASE) IN CASH	2,446

CASH-Beginning of period	951

CASH-End of period	$ 3,397
See notes to financial statements.

CAGLE'S-KEYSTONE FOODS LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE 52-WEEK PERIOD ENDED DECEMBER 27, 2003

(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business-Cagle's-Keystone Foods LLC (the "Company") was

established as a limited liability company on October 31, 1997 and is a joint venture between Cagle's, Inc. (30%) and Executive Holdings L.P. (70%). The

Company's operations are located in Albany and Franklin, Kentucky. The latest date at which the limited liability company is to dissolve is December 31,

2022. The Company is engaged in the production and sale of processed chicken.

A significant portion of all of the Company's sales are made to the joint venture partners (see Note 3).

Revenue Recognition-The Company recognizes revenue when the product is shipped to customers, an exchange has taken place, and the applicable provisions of Statement of Financial Accounting Standards ("SFAS") No. 48,

Revenue Recognition When Right of Return Exists, have been made.

Inventories-Live field inventories are stated at the lower of cost or market and breeders are stated at cost, less accumulated amortization.

Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication, and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories at December 27, 2003 consist of the following:

                                                   2003

Finished products                               $  3,954

Field inventory, breeders, and eggs               10,145

Feed, ingredients, and medication                  1,529

Supply inventory                                   2,328

                                                --------

                                                $ 17,956

Property, Plant, and Equipment-Property, plant, and equipment are stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes over the following periods:

                 Buildings and improvements          3-30 years

                 Machinery, furniture, and equipment 3-17 years

                 Land improvements                      7 years

The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives or whether any impairment exists.

Management believes that no impairment existed at December 27, 2003.

Investment in Unconsolidated Affiliates-The equity method of accounting is used to account for the Company's investment in unconsolidated affiliates because of the Company's ability to exercise significant influence.

Fair Value of Financial Instruments-The carrying amounts of cash,

accounts receivable, and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value. The fair value of the interest rate swaps (see Note 2) is the amount the Company would receive or pay to terminate the swap agreements.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of

America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

Reporting Period-The Company's tax reporting year ends on the Saturday closest to December 31, which for the current year was January 3, 2004.

For purposes of these financial statements, the Company has elected to use the 52-week period ended December 27, 2003.

Income Taxes-The Company is a limited liability company and has received a ruling from the Internal Revenue Service, which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income on their tax returns.

Accumulated Other Comprehensive Loss-Included in members' equity is accumulated other comprehensive loss related to interest rate swaps

(see Note 2) of $149 as of December 27, 2003.

Derivative Instruments and Hedging Activities-On December 31, 2000, the

Company adopted SFAS No. 133, Accounting for Derivative Instruments and

Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative

Instruments and Certain Hedging Activities, which amended SFAS No. 133.

These standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

Interest Rate Swap Agreements-These agreements involve the receipt of a floating rate of interest on long-term debt in exchange for a fixed-rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. These swap agreements have been designated as cash flow hedges and their fair values are recognized as an asset or liability in the financial statements with a corresponding gain or lose recognized, in accumulated other comprehensive (loss) income in members' equity.

Interest Rate Collar Agreements-These agreements involve the receipt of a floating rate of interest above a certain cap or below a certain floor on long-term debt in exchange for the cap or the floor over the life of the agreements without an exchange of the underlying debt principal amount.

These agreements did not qualify as hedges under SFAS No. 133. The fair values of the collars are recognized as an asset or liability in the financial statements with a corresponding gain or loss recognized as income or expense.

New Accounting Pronouncements-

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable

Interest Entities-an Interpretation of Accounting Research Bulletin No.

51. FIN 46 addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. The underlying principle behind FIN 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in FIN 46 as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise.

In December 2003, the FASB issued Revised FIN 46 ("FIN 46R") to clarify certain aspects of FIN 46 including the determination of who is the primary beneficiary of a variable interest entity. FIN 46R postponed the effective date as to when companies are required to apply the provisions of FIN 46 prospectively for all variable interest entities in existence prior to January 31, 2003 until the first financial reporting period that ends after March 15, 2004. However, for entities that are considered to be special purpose entities, the effective date of FIN 46 is financial reporting periods after December 15, 2003. The Company is evaluating the impact of FIN 46 to determine the effect, if any, the pronouncement will have on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of the pronouncement did not have a significant impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain

Financial Instruments With Characteristics of Both Liabilities and

Equity. SFAS No. 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As a result of concerns over implementation and measurement issues, the FASB unanimously decided on October 29, 2003 to defer the application of SFAS

No. 150 to certain noncontrolling interests of limited-life entities that are consolidated in the financial statements. Adoption of the pronouncement did not have a significant impact on the Company's financial statements.

On January 12, 2004, the FASB issued FASB Staff Position No. FAS 106-1,

Accounting and Disclosure Requirements Related to the Medicare

Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-1").

FSP 106-1 permits employers that sponsor postretirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting impact, if any, of the Medicare Prescription Drug,

Improvement, and Modernization Act of 2003 (the "Act"), which was enacted into law on December 8, 2003. The Company has elected to defer recognition of the provisions of the Act as permitted by FSP 106-1 due to uncertainties regarding some of the new Medicare provisions and a lack of authoritative accounting guidance regarding certain matters. Changes to previously reported information may be required depending on the transition guidance issued in future authoritative guidance.

2. LONG-TERM DEBT

Long-term debt at December 27, 2003 consists of the following:

Notes payable to GA/KY Fundco LLC under a term loan

 agreement, variable interest rate (2.92% at December

27, 2003) commencing  April 30, 2002, maturing on

April 19, 2007.

                                     $ 54,563

Note payable to Equity Group-Georgia Division LLC, a

 related party, variable interest rate (2.89% at

 December 27, 2003),  due on demand.                     15,500

Note payable to Cagle Foods Credit, L.L.C., a

 related party,  6.5% fixed interest rate, due

 on demand.                                                 875

Note payable to Cagle Foods Credit, L.L.C., a

related party,  9.25 % fixed interest rate, due

on demand.                                                  601

                                                       --------

Total                                                    71,539

Current portion of long-term debt                         7,500

Related party debt-due on demand                         16,976

                                                       --------

Total long-term debt                              $      47,063

Fundco was established in 1997 as a 50%-owned subsidiary of both the Company and Equity GA. Fundco is a special purpose entity set up for borrowing of funds from a group of banks to fund the capital needs of the Company and

Equity GA. All borrowing terms entered into by Fundco are the same borrowing terms passed down to the Company and Equity GA. Fundco has no other operations. At December 27, 2003, Equity GA had $22.9 million outstanding for the term loan facility and none for the revolving loan facility. The debt is secured by substantially all of the Company's' assets.

Aggregate maturities of long-term debt during the years subsequent to

December 27, 2003 are as follows:

            For the fiscal year

            2004    $ 24,476

            2005       8,000

            2006       8,000

            2007      31,063

                    --------

                    $ 71,539

The Company incurred approximately $2,207 in loan origination costs related to the term loan and revolver, which is being amortized on a straight-line basis over the term of the loan, five years. Amortization expense related to the loan origination costs was $462 in 2003.

In 2003 the Company paid approximately $2,750 in interest expense.

On January 15, 2003, Fundco entered two new interest rate collars on behalf of the Company and Equity GA. The collars allow Fundco to incur a floating rate of interest on the outstanding notional amount between a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate (4%) or falls below the floor rate (1.5%). Each contract originated with a notional amount of

$28,350. The notional amounts amortize over a three-year term in proportion to the underlying Fundco term loan. The collars differ in that one has a conventional cap which may trigger payments on a period-by-period basis, while the other has a cumulative cap which will only trigger payments when the sum of all floating rate payments exceed interest at the cap rate over the life of the contract. As of the date of this report it is highly probable that the underlying loan for which these derivative contracts were entered will be terminated in the near term. For this reason, the collars are not given hedge accounting and changes in their market values are reflected in other income and expenses of the Company in the amount of $97.

At December 27, 2003 Fundco had an unused standby letter of credit available to the Company amounting to $4,760.

3. RELATED PARTY TRANSACTIONS

Sales to the Company's owners (Executive Holdings L.P. through its common ownership affiliate Keystone Foods LLC and Cagle's, Inc.) represented 80%

of net sales during 2003. The Company currently sells deboned chicken at cost plus $.03 per eviscerated pound.

Executive Holdings L.P. and Cagle's Inc. both charge the Company administrative fees based on the Company's volume of production. These fees totaled $2,430 in 2003.

Sales, expenses, and balances with related parties for 2003 summarized as follows:

	Executive
	Holdings	Franklin			Cagle's,
	L.P.	Equipment	Equity GA	Credit	Inc.
2003
Net sales	$ 172,580	$ -	$ 561	$ -	$ 21
Purchases			5,973
Interest income (expense)		14	(300)	(91)
Balance at year-end:
Net A/R, (A/P)	4,547		(58)		(56)
Notes receivable
Notes payable			15,500	1,476

In 2003, Cagle Foods Credit, L.L.C. ("Credit"), a related party,

transferred two foreclosed consumer loans and the related real estate that collateralized the loans to the Company. The Company acquired this real estate from Credit for the book value and issued notes payable as consideration for this acquisition. The real estate collateral is recorded in other assets at the loan values which approximate fair market value and are held for resale. The balance of the notes payable at December 27, 2003 were $875 (6.5% fixed rate interest) and $601 (9.25% fixed rate interest).

4. COMMITMENTS

In 2003, the Company entered into a five year industrial power agreement with South Kentucky Rural Electric Cooperative Corporation (the "Co-op").

Under the terms of this agreement, the Co-op has agreed to provide the substation and other facilities costing approximately $518 to supply the

Company with its power requirements. The cost of these facilities will be recovered through rates over the life of the contract.

Additionally in 2003, the Company entered into a five year emergency backup service agreement with the Co-op. Under the terms of this agreement, the

Co-op has agreed to provide the backup generators and associated equipment and facilities costing approximately $608 to provide backup electric to the

Company in the event of a power interruption. The Company has agreed to pay an annual facilities charge of $114 for the availability of this service.

The Company leases machinery and equipment under operating leases. Rent expense was $2,649 in 2003.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 27, 2003:

For the fiscal year

2004         $ 2,855

2005           2,855

2006           2,733

2007           1,720

2008             843

Thereafter       318

            --------

            $ 11,324

5. INVESTMENT IN UNCONSOLIDATED AFFILIATE

Effective December 1995, Cagle's, Inc., Executive Holdings L.P., and Equity

GA formed Credit. Each Company made capital contributions of $3. Effective

July 1, 1998, the Company became a member of Credit, at which time the

Company made a capital contribution of $14. Currently, the Company owns 25%

of Credit along with Equity GA (25%) and Executive Holdings L.P. (50%).

Credit was formed for the purpose of financing the facilities of the

Company's and Equity GA's contract growers. The investment is being accounted for under the equity method. The undistributed income from this affiliate allocated to the Company was $269 in 2003. The Company received distributions of $118 in 2003.

On April 30, 2002, Credit executed a loan agreement for a $25.3 million revolving loan facility at variable interest rates. The Company and Equity

GA have guaranteed the borrowings under the loan agreement. Credit has received advances of approximately $21.7 million on the revolving loan facilities as of December 27, 2003. The revolving loan facility is due in monthly installments. Credit is required to make a final balloon payment in April 2007.

Credit has consumer loans receivable of approximately $20.8 million at December 27, 2003. Credit has total assets of approximately $24.4 million and total liabilities of approximately $22.6 million as of December 27, 2003 and net income of approximately $1,076 for 2003.

6. BENEFIT PLANS

The Company contributes to a 401(k) retirement plan for employees who meet the eligibility requirements. Under the plan, the Company contributes up to 2% of participating employees' salaries. Amounts contributed by the

Company to the 401(k) plan totaled $95 in 2003. During 2003, the Company introduced a defined contribution plan for certain employees not covered by collective bargaining agreements. Contributions are made on the basis of a percentage of each employee's salary and pension expense for 2003 was $227.

The Companies' accumulated postretirement benefit obligation, which is unfunded, is $328 at December 27, 2003. The accrued postretirement benefit cost recognized in the accompanying balance sheets is $113 at December 27,

2003. No retiree benefit payments were paid in 2003.

Actuarial assumptions used to determine the liability for postretirement plans other than pensions included a discount rate of 6.25% at December

27, 2003.

For measurement purposes, an average 5.5% annual increase in the per capita cost of covered health care benefits was assumed for 2003.

The net periodic postretirement benefit costs were $93 for 2003.

7. CONTINGENCIES

The Company is a party to various lawsuits in the ordinary course of doing business. The Company intends to defend these matters vigorously. The outcome of such lawsuits cannot presently be determined, but in the opinion of management, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the accompanying financial statements.

8. SUBSEQUENT EVENT

As described in Note 1, the Company is owned 70% by Executive Holdings

L.P., which is affiliated with Keystone Foods LLC and various other entities through common ownership. On April 2, 2004, the Company became subject to an agreement under which the Company and various other entities affiliated by common ownership with Keystone Food LLC would be merged into one entity and an unrelated third party would obtain a controlling equity interest in that entity. The agreement is subject to regulatory approval and satisfaction of the conditions agreed to by the parties. Following that merger, it is likely that borrowing agreements outstanding at December

27, 2003 would be replaced by new agreements entered into by the postmerger entity. The accompanying financial statements do not reflect any adjustments that might result from the merger or repayment of debt.